

Mail Stop 3233

May 11, 2017

<u>Via E-mail</u>
Mr. John Garilli
Chief Financial Officer
New York REIT, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

  Re: New York REIT, Inc.
    Form 10-K for the fiscal year ended December 31, 2016
    Filed March 1, 2017
    File No. 1-36416

    New York REIT, Inc.
    Form 10-Q for the quarterly period ended March 31, 2017
    Filed May 10, 2017
    File No. 1-36416

Dear Mr. Garilli:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page 10

1. Please expand your disclosure in future filings to include a discussion of the methods and significant assumptions used to measure assets and liabilities at liquidation value. Reference is made to ASC Topic 205-30-50-2(c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate & -
  Commodities